SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated January 22, 2007, of Holding(s) in Company

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

Name of company

Scottish Power plc

2) Name of shareholder having a major interest

Credit Suisse

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Credit Suisse

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Credit Suisse Securities (Europe) Ltd                             81,238,881
Credit Suisse International                                          487,781
Credit Suisse Securities (USA) LLC                                    14,580

Total 81,741,242

5) Number of shares/amount of stock acquired

Not stated

6) Percentage of issued class

Not stated

7) Number of shares/amount of stock disposed

Not stated

8) Percentage of issued class

Not stated

9) Class of security

Ordinary 42p shares

10) Date of transaction

17 January 2007

11) Date company informed

19 January 2007

12) Total holding following this notification

81,741,242

13) Total percentage holding of issued class following this notification

5.49%

14) Any additional information

Previous holding 4.02%

15) Name of contact and telephone number for queries

Rhona Gregg

0141 566 4733

16) Name and signature of authorised company official responsible for making this notification

Rhona Gregg

Date of notification 22 January 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: January 22, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary